UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2020 (Report No. 2)

Commission file number: 001-38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

At the annual general meeting of shareholders held on August 4, 2020 following an adjournment from July 28, 2020, the shareholders of Therapix Biosciences Ltd. (the “Company”) approved the originally proposed proposals that the Company’s Board of Directors had recommended that shareholders vote in favor of, as disclosed in the Company’s Proxy Statement (the “Proxy Statement”), a copy of which was previously filed as an exhibit to the Company’s Report on Form 6-K submitted to the Securities and Exchange Commission (the “SEC”) on June 23, 2020; provided, however, that no vote took place with respect to the (i) election, terms of office or indemnification of persons who had resigned from their respective position on the Company’s Board of Directors after the date of the Proxy Statement nor (ii) the employment agreement of the Company’s Chief Executive Officer, who resigned after the date of the Proxy Statement. In addition, shareholders of the Company voted against the proposal of one of the Company’s shareholders to remove the current members of the Company’s Board of Directors and to approve the nominations of such shareholder’s nominees to the Company’s Board of Directors.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: August 5, 2020	By:	/s/ Dr. Ascher Shmulewitz
		Name:	Dr. Ascher Shmulewitz
		Title:	Executive Chairman of the Board of Directors

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